[LETTERHEAD OF WINSTON & STRAWN LLP]

Kenneth L. Betts

Income Partner

214-453-6435

KBetts@winston.com

April 7, 2017

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 4 to Registration Statement on Form S-11 File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) a blacklined copy of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”) showing the changes made to Amendment No. 3 to the Registration as previously filed with the Commission.

We are also submitting to the Staff a supplemental package of information providing support for the charts on the pages of Amendment No. 4 set forth in such supplemental package (the “Supplemental Information”). Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, on behalf of the Company, we respectfully request the Supplemental Information be returned to the Company upon completion of the staff’s review thereof

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:     Jeffrey E. Witherell
         Justin R. Salon, Esq.